Exhibit 99.12
Indian GAAP Consolidated

Independent Auditors’ Report To the Board of Directors of Infosys Limited

(formerly Infosys Technologies Limited)

We have audited the accompanying consolidated financial statements of Infosys Limited (‘the Company’) and its subsidiaries, which comprise the Consolidated Balance Sheet as at March 31, 2012, the Consolidated Statement of Profit and Loss and Consolidated Cash Flows Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Consolidated Balance Sheet, of the state of affairs of the Company as at March 31, 2012;
(ii)	in the case of the Consolidated Statement of Profit and Loss Account, of the profit for the year ended on that date; and
(iii)	in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
April 13, 2012

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES
in crore
Consolidated Balance Sheet as at March 31,	Note	2012	2011
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	286
Reserves and surplus	2.2	31,046	25,690
		31,332	25,976
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	270	–
Other long-term liabilities	2.4	123	93
		393	93
CURRENT LIABILITIES
Trade payables		23	44
Other current liabilities	2.5	3,059	2,540
Short-term provisions	2.6	3,820	2,640
		6,902	5,224
		38,627	31,293
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.7	4,375	4,319
Intangible assets	2.7	1,180	916
Capital work-in-progress		590	264
		6,145	5,499
Non-current investments	2.9	4	4
Deferred tax assets (net)	2.3	535	321
Long-term loans and advances	2.10	1,667	1,466
Other non-current assets	2.11	15	–
		8,366	7,290
CURRENT ASSETS
Current investments	2.9	368	140
Trade receivables	2.12	5,882	4,653
Cash and cash equivalents	2.13	20,591	16,666
Short-term loans and advances	2.14	3,420	2,544
		30,261	24,003
		38,627	31,293
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES
in crore, except per share data
Consolidated Statement of Profit and Loss for the year ended March 31,	Note	2012	2011
Income from software services and products		33,734	27,501
Other income	2.15	1,904	1,211
Total revenue		35,638	28,712
Expenses
Employee benefit expenses	2.16	18,340	14,856
Cost of technical sub-contractors		777	603
Travel expenses	2.16	1,122	954
Cost of software packages and others	2.16	654	489
Communication expenses	2.16	274	237
Professional charges		483	344
Depreciation and amortisation expense	2.7	928	854
Other expenses	2.16	1,361	1,050
Total expenses		23,939	19,387
PROFIT BEFORE TAX		11,699	9,325
Tax expense:
Current tax	2.17	3,313	2,603
Deferred tax	2.17	54	(113)
PROFIT FOR THE PERIOD		8,332	6,835
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		145.83	119.66
Diluted		145.83	119.63
Number of shares used in computing earnings per sharex	2.25
Basic		57,13,65,494	57,11,80,050
Diluted		57,13,96,142	57,13,68,358
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES
in crore
Consolidated Cash Flow Statement for the year ended March 31,	Note	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		11,699	9,325
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		928	854
Interest and dividend income		(1,834)	(1,154)
Profit on sale of tangible assets	2.27.5	(2)	–
Effect of exchange differences on translation of deferred tax liability and other assets		31	(8)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(86)	(45)
Effect of exchange differences on translation of subsidiaries		108	54
Changes in assets and liabilities
Trade receivables	2.27.1	(1,189)	(1,159)
Loans and advances and other assets	2.27.2	(850)	(758)
Liabilities and provisions	2.27.3	620	489
		9,425	7,598
Income taxes paid	2.27.4	(3,117)	(2,846)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,308	4,752
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.27.5	(1,531)	(1,305)
Payment for acquisition of business, net of cash acquired		(199)	(3)
Disposal of other investments	2.27.6	(228)	3,558
Interest and dividend received	2.27.7	1,811	1,148
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(147)	3,398
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		6	24
Dividends paid net of intercompany dividend		(2,001)	(3,140)
Dividend tax paid		(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES		(2,322)	(3,640)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		86	45
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,925	4,555
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		16,666	12,111
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		20,591	16,666
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” . The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated statement of profit and loss

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit and loss in the period in which they arise.

b. Superannuation

"Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

1.12 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated statement of profit and loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated statement of profit and loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated statement of profit and loss at each reporting date.

1.13 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated statement of profit and loss are credited to the share premium account.

1.14 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.15 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.18 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the consolidated statement of profit and loss over the lease term.

1.19 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

2 NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2012

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.29. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,30,001 (57,41,51,559) equity shares fully paid-up
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	286	286
Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.25 for details of basic and diluted shares

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2012 and March 31, 2011 is as follows:

Particulars	Year ended March 31,
	2012	2011
The 1998 Plan :
Options outstanding, beginning of the year	50,070	242,264
Less: Exercised	49,590	188,675
Forfeited	480	3,519
Options outstanding, end of the year	–	50,070
Options exercisable, end of the year	–	50,070
The 1999 Plan :
Options outstanding, beginning of the year	48,720	204,464
Less: Exercised	28,852	137,692
Forfeited	8,185	18,052
Options outstanding, end of the year	11,683	48,720
Options exercisable, end of the year	7,429	40,232

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,799 and 2,950, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,702 and 2,902, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at March 31, 2012 and March 31, 2011 respectively:

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1998 Plan:
300-700	–	–	–
701-1,400	–	–	–
	–	–	–
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at March 31,
	2012	2011
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve	244	101
Securities premium account - Opening balance	3,062	3,027
Add: Receipts on exercise of employee stock options	6	24
Income tax benefit arising from exercise of stock options	1	11
	3,069	3,062
General reserve - Opening balance	6,509	5,264
Add: Transferred from Surplus	847	1,245
	7,356	6,509
Surplus- Opening Balance	15,964	14,371
Add: Intercompany dividend	11	16
Add: Net profit after tax transferred from Statement of Profit and Loss	8,332	6,835
Amount available for appropriation	24,307	21,222
Appropriations:
Interim dividend	862	574
30th year special dividend	–	1,722
Special dividend - 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	1,245
Surplus- Closing Balance	20,323	15,964
	31,046	25,690

2.3 DEFERRED TAXES
in crore
Particulars	As at March 31,
	2012	2011
Deferred tax assets
Fixed assets	297	253
Trade receivables	19	20
Unavailed leave	128	104
Computer software	36	24
Accrued compensation to employees	32	26
Others	23	70
	535	497
Deferred tax liabilities
Branch profit tax	270	176
	270	176

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2012 and March 31, 2011, the Company has provided for branch profit tax of 270 and 176 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by 22 crore during the year ended March 31, 2012 due to foreign currency fluctuation impact.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.22)	14	18
Payable for acquisition of business	70	61
Provision for expenses	5	10
Deferred income - government grant on land use rights	27	–
Accrued salaries and benefits
Bonus and incentives	7	4
	123	93

2.5 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2012	2011
Accrued salaries and benefits
Salaries and benefits	99	83
Bonus and incentives	545	645
Other liabilities
Provision for expenses	1,085	781
Retention monies	51	26
Withholding and other taxes payable	506	329
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.22)	4	4
Payable for acquisition of business	4	4
Advances received from clients	15	22
Payable by controlled trusts	149	119
Unearned revenue	545	518
Mark-to-market loss on forward and options contracts	42	–
Deferred income - government grant on land use rights	1	–
Accrued gratuity (refer to note 2.22)	2	2
Unpaid dividends	2	3
Other payables	9	4
	3,059	2,540

2.6 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2012	2011
Provision for employee benefits
Unavailed leave	498	399
Others
Proposed dividend	1,837	1,149
Provision for
Tax on dividend	298	187
Income taxes	1,054	817
Post-sales client support and warranties	133	88
	3,820	2,640

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :		in crore
Particulars	Year ended March 31,
	2012	2011
Balance at the beginning	88	82
Provision recognized/(reversal)	60	5
Provision utilised	(17)	–
Exchange difference during the period	2	1
Balance at the end	133	88
Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.7 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2011	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2012	As at April 1, 2011	For the year	Deductions during the year	As at March 31, 2012	As at March 31, 2012	As at March 31, 2011
Tangible assets :
Land : Free-hold	407	18	–	425	–	–	–	–	425	407
Leasehold	146	140	–	286	–	–	–	–	286	146
Buildings (1)	3,626	242	1	3,867	978	249	1	1,226	2,641	2,648
Plant and equipment (2)	910	87	147	850	537	171	155	553	297	373
Office equipment(2)	376	79	44	411	202	76	35	243	168	174
Computer equipment (2)	1,331	315	260	1,386	1,069	267	243	1,093	293	262
Furniture and fixtures (2)	675	87	131	631	415	121	128	408	223	260
Leasehold improvements	95	37	–	132	50	36	(8)	94	38	45
Vehicles	7	2	1	8	3	2	1	4	4	4
	7,573	1,007	584	7,996	3,254	922	555	3,621	4,375	4,319
Intangible assets :
Goodwill	916	175	–	1,091	–	–	–	–	1,091	916
Intellectual property rights	12	37	–	49	12	5	–	17	32	–
Land use rights	–	58	–	58	–	1	–	1	57	–
	928	270	–	1,198	12	6	–	18	1,180	916
Total	8,501	1,277	584	9,194	3,266	928	555	3,639	5,555	5,235
Previous year	7,839	1,146	484	8,501	2,893	854	481	3,266	5,235
Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	During the years ended March 31, 2012 and March 31, 2011, certain assets which were old and not in use having gross book value of 570 crore and 488 crore respectively, (net book value nil) were retired.

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2012 and March 31, 2011 is 2 crore and less than 1 crore respectively

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2012.

2.8 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Year ended March 31,
	2012	2011
Lease rentals recognized during the year	190	146

in crore
	As at March 31,
Lease obligations payable	2012	2011
Within one year of the balance sheet date	159	109
Due in a period between one year and five years	281	251
Due after five years	74	71

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9 INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2012	2011
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Current investments – at the lower of cost and fair value
Others Non-trade (unquoted)
Liquid mutual fund units	32	21
Certificates of deposit	336	119
	368	140
Aggregate amount of unquoted investments	372	144
Aggregate amount of provision made for non-current investments	2	2

2.10 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Capital advances	444	261
Electricity and other deposits	29	33
Rental deposits	39	37
Restricted deposits (refer to note 2.26)(1)	58	70
Other loans and advances
Advance income taxes	1,037	993
MAT credit entitlement	39	48
Prepaid expenses	15	20
Loans and advances to employees
Housing and other loans	6	4
	1,667	1,466
(1) Includes balance held by controlled trusts	58	70

2.11 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2012	2011
Others
Advance to gratuity trust (refer to note 2.22)	15	–
	15	–

2.12 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
	2012	2011
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	49	58
Less: Provision for doubtful debts	49	58
	–	–
Other debts
Unsecured
Considered good	5,882	4,653
Considered doubtful	36	28
	5,918	4,681
Less: Provision for doubtful debts	36	28
	5,882	4,653
	5,882	4,653
(1) Includes dues from companies where directors are interested	7	2

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.13 CASH AND CASH EQUIVALENTS
in crore
Particulars	As at March 31,
	2012	2011
Cash on hand	–	–
Balances with banks
In current and deposit accounts	19,059	15,095
Others
Deposits with financial institutions	1,532	1,571
	20,591	16,666

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of 246 crore and 184 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2012	2011
In current accounts
ABN AMRO Bank , China	41	17
ABN AMRO Bank , China (U.S. Dollar account)	2	24
ANZ Bank, Taiwan	2	3
Bank of America, Mexico	5	4
Bank of America, USA	598	296
Banamex, Mexico	1	2
Citibank NA, Australia	89	61
Citibank NA, Brazil	7	5
Citibank NA, China	2	–
Citibank NA, China (U.S. Dollar account)	12	11
Citibank NA, Czech Republic	1	1
Citibank NA, Czech Republic (Euro account)	4	–
Citibank NA, Czech Republic (US account)	1	–
Citibank NA, India	1	2
Citibank NA, New Zealand	7	2
Citibank NA, Thailand	1	1
Citibank NA, Japan	9	17
Deutsche Bank, Belgium	6	5
Deutsche Bank, Czech Republic	1	1
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Czech Republic (US account)	2	–
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deutsche Bank, France	4	3
Deutsche Bank, Philippines	–	1
Deutsche Bank, Philippines (U.S. Dollar account)	3	1
Deutsche Bank, Poland	1	1
Deutsche Bank, Poland (Euro account)	1	2
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, UK	32	40
Deutsche Bank, Spain	1	1
Deustche Bank, India	10	12
Deustche Bank-EEFC (Euro account)	9	8
Deustche Bank-EEFC (U.S. Dollar account)	23	143
Deutsche Bank-EEFC (Swiss Franc account)	2	2
HSBC Bank, UK	–	10
ICICI Bank, India	20	32
ICICI Bank-EEFC (U.S. Dollar account)	32	22
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	1
ICICI Bank, UK	2	1
National Australia Bank Limited, Australia	3	1
Nordbanken, Sweden	3	5
Royal Bank of Canada, Canada	5	23
Shanghai Pudong Development Bank, China	–	2
Standard Chartered Bank, UAE	1	–
State Bank of India	1	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Commonweath Bank of Australia, Australia	4	–
Punjab National Bank	1	–
Bank of New Zealand	12	–
	989	774

in crore
Particulars	As at March 31,
	2012	2011
In deposit accounts
ABN AMRO bank, China	–	14
Allahabad Bank	852	561
Andhra Bank	510	399
Axis Bank	806	536
Bank of America, Mexico	6	17
Bank of America, U.S.	–	82
Bank of Baroda	1,733	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	506
Bank of China, China	25	–
Canara Bank	1,559	1,300
Central Bank of India	752	354
Citibank N.A., Czech Republic	–	5
Citibank N.A., (U.S. Dollar account)	–	1
Citibank N.A., China	23	–
Citibank N.A., Brazil	–	3
Corporation Bank	395	295
DBS Bank	40	–
Deutsche Bank, Poland	41	21
Federal Bank	20	–
HDFC Bank	1,357	646
HSBC Bank, London	5	18
ICICI Bank	1,504	788
IDBI Bank	1,030	770
ING Vysya Bank	82	–
Indian Overseas Bank	600	518
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	175	25
National Australia Bank Limited , Australia	67	546
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	714	653
Punjab National Bank	1,314	1,493
Ratnakar Bank	5	–
State Bank of Hyderabad	580	255
State Bank of India	–	394
State Bank of Mysore	249	354
South Indian Bank	60	50
Syndicate Bank	550	504
Union Bank of India	602	631
Vijaya Bank	153	144
Yes Bank	141	33
	17,951	14,226
In unpaid dividend accounts
Citibank - Unclaimed dividend account	–	1
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	1	1
	2	3
In margin money deposits against guarantees
Canara Bank	56	29
State Bank of India	61	63
	117	92
Deposits with financial institutions
HDFC Limited	1,532	1,571
	1,532	1,571
Total cash and cash equivalents as per Balance Sheet	20,591	16,666

2.14 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2012	2011
Unsecured, considered good
Others
Advances
Prepaid expenses	51	47
For supply of goods and rendering of services	36	36
Withholding and other taxes receivable	682	548
Others	10	24
	779	655
Restricted deposits (refer to note 2.26)	492	367
Unbilled revenues	1,873	1,243
MAT credit entitlement (refer to note 2.17)	16	15
Interest accrued but not due	48	25
Loans and advances to employees
Housing and other loans	56	43
Salary advances	103	94
Electricity and other deposits	37	30
Rental deposits	16	6
Mark-to-market gain on forward and options contracts	–	66
	3,420	2,544
Unsecured, considered doubtful
Loans and advances to employees	4	3
	3,424	2,547
Less: Provision for doubtful loans and advances to employees	4	3
	3,420	2,544

2.15 OTHER INCOME
in crore
Particulars	Year ended March 31,
	2012	2011
Interest received on deposits with banks and others	1,807	1,133
Dividend received on investment in mutual fund units	27	21
Miscellaneous income, net	17	15
Gains / (losses) on foreign currency, net	53	42
	1,904	1,211

2.16 EXPENSES
in crore
Particulars	Year ended March 31,
	2012	2011
Employee benefit expenses
Salaries and bonus including overseas staff expenses	17,793	14,306
Contribution to provident and other funds	459	456
Staff welfare	88	94
	18,340	14,856
Travel expenses
Overseas travel expenses	993	839
Traveling and conveyance	129	115
	1,122	954
Cost of software packages and others
For own use	492	350
Third party items bought for service delivery to clients	162	139
	654	489
Communication expenses
Telephone charges	180	153
Communication expenses	94	84
	274	237

in crore
Particulars	Year ended March 31,
	2012	2011
Other expenses
Office maintenance	284	231
Power and fuel	184	167
Brand building	90	74
Rent	190	146
Rates and taxes, excluding taxes on income	66	54
Repairs to building	42	45
Repairs to plant and machinery	41	36
Computer maintenance	64	53
Consumables	28	27
Insurance charges	36	33
Research grants	7	18
Marketing expenses	29	22
Commission charges	27	15
Printing and Stationery	14	14
Professional membership and seminar participation fees	15	12
Postage and courier	13	13
Advertisements	6	7
Provision for post-sales client support and warranties	60	5
Commission to non-whole time directors	8	6
Freight Charges	1	2
Provision for bad and doubtful debts and advances	62	4
Books and periodicals	3	4
Auditor's remuneration
Statutory audit fees	3	2
Bank charges and commission	4	2
Donations	26	1
Recruitment and training	5	2
Miscellaneous expenses	53	55
	1,361	1,050

2.17 TAX EXPENSE
in crore
	Year ended March 31,
	2012	2011
Current tax
Income taxes	3,313	2,603
Deferred taxes	54	(113)
	3,367	2,490

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.18 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars		As at March 31,
		2012		2011
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		23		21
Claims against the Company, not acknowledged as debts(1)		72		271
[Net of amount paid to statutory authorities 1,114 crore (469 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,044		814
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	729	3,709	546	2,433
In Euro	38	258	28	177
In GBP	22	179	15	108
In AUD	23	122	10	46
Options outstanding
In USD	50	254	–	–
		4,522		2,764
(1)
Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (671 crore), including interest of 313 crore (177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 . The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units.The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax (Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

Particulars	As at March 31,
	2012	2011
Not later than one month	344	435
Later than one month and not later than three months	790	649
Later than three months and not later than one year	3,388	1,680
	4,522	2,764

The Company recognized a loss on derivative financial instruments of 299 crore and gain on derivative financial instruments of 13 crore during the year ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

2.19 HOLDING OF INFOSYS IN ITS SUBSIDIARIES AND RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)	Thailand	–	–
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	–
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	–
(1)	Effective January 12, 2012, Infosys Consulting Inc., was merged with Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

Related party transactions:

"During the year ended March 31, 2012, an amount of 20 crore (nil for the year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts."

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Year ended March 31,
	2012	2011
Salaries and other employee benefits	46	33

2.20 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Year ended March 31,
	2012	2011
Capital	5	6
Revenue	676	527

2.21 SEGMENT REPORTING

The Group's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Group reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Groups's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the group.

Fixed assets used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2012 and March 31, 2011:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,830	6,933	7,233	7,738	33,734
	9,862	5,393	6,614	5,632	27,501
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,283
	4,122	2,311	2,756	2,410	11,599
Allocated expenses	2,965	1,824	1,903	2,036	8,728
	2,456	1,370	1,689	1,419	6,934
Segmental operating income	3,840	2,076	2,319	2,488	10,723
	3,284	1,712	2,169	1,803	8,968
Unallocable expenses					928
					854
Other income					1,904
					1,211
Profit before tax					11,699
					9,325
Tax expense					3,367
					2,490
Profit for the period					8,332
					6,835

Geographic Segments

Year ended March 31, 2012 and March 31, 2011:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	21,537	7,401	748	4,048	33,734
	17,958	5,927	599	3,017	27,501
Identifiable operating expenses	9,096	3,214	369	1,604	14,283
	7,658	2,467	281	1,193	11,599
Allocated expenses	5,664	1,911	168	985	8,728
	4,555	1,488	144	747	6,934
Segmental operating income	6,777	2,276	211	1,459	10,723
	5,745	1,972	174	1,077	8,968
Unallocable expenses					928
					854
Other income, net					1,904
					1,211
Profit before tax					11,699
					9,325
Tax expense					3,367
					2,490
Profit for the period					8,332
					6,835

2.22 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.
Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Obligations at year beginning	480	325	267	224	225
Service cost	157	178	80	51	50
Interest cost	39	25	19	16	17
Actuarial (gain)/ loss	(6)	17	(5)	1	(8)
Benefits paid	(70)	(65)	(36)	(25)	(23)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year end	600	480	325	267	224
Defined benefit obligation liability as at the balance sheet date is fully funded by the Group.
Change in plan assets
Plan assets at year beginning, at fair value	480	327	268	236	225
Expected return on plan assets	49	36	25	17	18
Actuarial gain	–	–	1	5	2
Contributions	154	182	69	35	14
Benefits paid	(70)	(65)	(36)	(25)	(23)
Plan assets at year end, at fair value	613	480	327	268	236

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	613	480	327	268	236
Present value of the defined benefit obligations at the end of the year	600	480	325	267	224
Asset recognized in the balance sheet	15	2	2	1	12
Liability recognized in the balance sheet	2	2	–	–	–

Assumptions
Interest rate	8.57%	7.98%	7.82%	7.01%	7.92%
Estimated rate of return on plan assets	9.45%	9.36%	9.00%	7.01%	7.92%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2012 and March 31, 2011 comprises of the following components:
in crore
Particulars	Year ended March 31,
	2012	2011
Gratuity cost for the year
Service cost	157	178
Interest cost	39	25
Expected return on plan assets	(49)	(36)
Actuarial (gain)/loss	(6)	17
Plan amendment amortization	(4)	(4)
Net gratuity cost	137	180
Actual return on plan assets	49	37

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As at March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately 150 crore to the gratuity trust during fiscal 2013.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2012 and March 31, 2011 amounted to 18 crore and 22 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.23 PROVIDENT FUND

The Group contributed 238 crore and 198 crore towards provident fund during the year ended March 31, 2012 and March 31, 2011, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position as at March 31, 2012 is given below:
in crore
Particulars	As at March 31,
	2012	2011	2010	2009	2008
Plan assets at year end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at year end	1,816	1,579	1,295	997	743
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2012	2011	2010	2009	2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8	7	7	6	6
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

2.24 SUPERANNUATION

The Group contributed 142 crore and 109 crore to the superannuation trust during the year ended March 31, 2012 and March 31, 2011, respectively.

2.25 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2012	2011
Number of shares considered as basic weighted average shares outstanding	57,13,65,494	57,11,80,050
Add: Effect of dilutive issues of shares/stock options	30,648	1,88,308
Number of shares considered as weighted average shares and potential shares outstanding	57,13,96,142	57,13,68,358

2.26 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2012 include 550 crore (437 crore as at March 31, 2011) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.27 SCHEDULES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Year ended March 31,
	2012	2011
2.27.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	5,882	4,653
Less: Trade receivables taken over upon acquisition of Portland Group	40	–
Less: Opening balance considered	4,653	3,494
	1,189	1,159

2.27.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current)	5,102	4,010
Less: Loans and advances and other assets taken over upon acquisition of Portland Group	4	–
Gratuity obligation - unamortised amount relating to plan amendment(1)	18	22
Interest accrued but not due	48	25
MAT credit entitlement	55	63
Advance income taxes	1,037	993
Capital Advance	444	261
	3,496	2,646
Less: Opening balance considered	2,646	1,888
	850	758
(1) refer to note 2.22

2.27.3 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current)	7,025	5,317
Less: Liabilities and provision taken over upon acquisition of Portland Group	23	–
Unpaid dividend	2	3
Retention monies	51	26
Gratuity obligation - unamortised amount relating to plan amendment	18	22
Payables for acquisition of business	74	65
Provisions separately considered in Cash Flow statement
Income taxes	1,054	817
Proposed dividend	1,837	1,149
Tax on dividend	298	187
	3,668	3,048
Less: Opening balance considered	3,048	2,559
	620	489

2.27.4 INCOME TAXES PAID
Charge as per the profit and loss account	3,367	2,490
Add/(Less) : Increase/(Decrease) in advance income taxes	44	326
Increase/(Decrease) in deferred taxes (1)	(48)	113
Increase/(Decrease) in MAT credit entitlement	(8)	21
(Increase)/Decrease in income tax provision	(237)	(93)
Income tax benefits arising from exercise of stock options	(1)	(11)
	3,117	2,846
(1) excludes exchange difference of 8 crore for each of the years ended March 31, 2012 and March 31, 2011.

2.27.5 PAYMENT TOWARDS CAPITAL EXPENDITURE
Additions as per the balance sheet (1)(2)	1,227	1,143
Less: Profit on sale of tangible assets	2	–
Less: Fixed assets taken over upon acquisition of Portland Group	3	–
Less: Goodwill taken over upon acquisition of Portland Group	175	–
Less: Opening capital work-in-progress	264	228
Add: Closing capital work-in-progress	590	264
Add: Opening retention monies	26	72
Less: Closing retention monies	51	26
Add: Closing capital advance	444	261
Less: Opening capital advance	261	181
	1,531	1,305
(1) net of 3 crore movement in land from leasehold to free-hold upon acquisition for the year ended March 31, 2011
(2) excluding exchange fluctuation of 50 crore (excluding exchange fluactuation of 29 crore on deductions) as at March 31, 2012

2.27.6 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	140	3,698
Less: Closing balance	368	140
	(228)	3,558

2.27.7 INTEREST AND DIVIDEND RECEIVED
Interest and dividend income as per profit and loss account	1,834	1,154
Add: Opening interest accrued but not due	25	19
Less: Closing interest accrued but not due	48	25
	1,811	1,148

2.28 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Year ended March 31,
	2012	2011
Income from software services and products	33,734	27,501
Software development expenses	18,871	15,054
GROSS PROFIT	14,863	12,447
Selling and marketing expenses	1,757	1,512
General and administration expenses	2,383	1,967
	4,140	3,479
OPERATING PROFIT BEFORE DEPRECIATION	10,723	8,968
Depreciation and amortization	928	854
OPERATING PROFIT	9,795	8,114
Other income	1,904	1,211
PROFIT BEFORE TAX	11,699	9,325
Tax expense:
Current tax	3,313	2,603
Deferred tax	54	(113)
PROFIT FOR THE PERIOD	8,332	6,835

2.29 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items		in crore
Note	Description	As at March 31,
		2012	2011
2.7	Fixed assets - Vehicles
	Deletion during the period	–	–
	Depreciation on deletions	–	–

Profit & Loss Items			in crore
Note	Description	Year ended March 31,
		2012	2011
Profit & Loss	Minority interest	0.06	0.04
	Additional dividend	0.02	–
	Additional dividend tax	–	0.01
As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof.Jeffrey S. Lehman Director

	R.Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Director and Chief Financial Officer	B. G. Srinivas Director	Ashok Vemuri Director	K. Parvatheesam Company Secretary